Hydro One Reports Fourth Quarter Earnings

Hydro One's focus on customer advocacy, partnerships, and long-term financial stability results in positive performance

TORONTO, February 24, 2021 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the fourth quarter ended December 31, 2020.
Fourth Quarter Highlights
•Fourth quarter earnings per share (EPS) of $0.27, compared to EPS of $0.35, for the same period in 2019. For the full year, EPS was $2.96 and adjusted EPS was $1.51. Adjusted EPS was 1.9% lower than adjusted EPS of $1.54 in 2019.
•A significant driver of the year-over-year decrease in EPS for the quarter was due to higher COVID-19 related costs associated with bad debt expense, a reduction in insurance proceeds received, higher depreciation and asset removal costs related to growth in capital assets and timing of work, and higher taxes; partially offset by rates previously approved by the Ontario Energy Board (OEB).
•Hydro One continued to support its customers and communities by launching a new fund to help communities respond to new and urgent challenges presented by COVID-19.
•Hydro One extended its partnership with GlobalMedic to provide an additional 3,500 kits of food and safety supplies to First Nations communities.
•Hydro One partnered with the Advanced Coronary Treatment (ACT) Foundation to provide critical lifesaving skills to 110,000 students across Ontario.
•In November, Hydro One crews restored power to customers affected by the biggest storm since May 2018.
•Hydro One was recognized as one of Canada's Best Employers for 2021 by Forbes for the 6th consecutive year.
•The Company's capital investments and in-service additions for the year were $1,878 million and $1,639 million, respectively, compared to $1,667 million and $1,703 million in 2019.
•Annual productivity savings of $286 million represents a 41.4% increase year-over-year. Total productivity savings since 2015 amount to over $738 million.
•Hydro One Limited completed the redemption of all of its outstanding Series 1 Preferred Shares on November 20, 2020.
•The Company completed the $1.2 billion offering of Medium Term Notes; the net proceeds have been used to repay maturing long-term and short-term debt and for general corporate purposes.
•Quarterly dividend declared at $0.2536 per share, payable March 31, 2021.
"During a year that challenged us all, we remained guided by our corporate strategy as well as our commitment to protect employees and support customers and communities,” said Mark Poweska, President and CEO, of Hydro One. “As we look to the future, we have an important role in rebuilding the economy and helping people and small businesses emerge from this crisis. We recently announced Connected for Life, a promise to keep customers experiencing hardship connected to power while working together to access financial programs and get their accounts back to good standing. We are here to help our customers who are struggling so they can focus on what matters – staying safe and making it through this challenging time."

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Selected Consolidated Financial and Operating Highlights

	Three months ended December 31,		Year ended December 31,
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2020	2019	2020	2019

Revenues	1,867	1,715	7,290	6,480
Purchased power	1,046	914	3,854	3,111
Revenues, net of purchased power[1]	821	801	3,436	3,369
Net income attributable to common shareholders	161	211	1,770	778
Adjusting items	—	—	(867)	140
Adjusted net income attributable to common shareholders[1]	161	211	903	918

Basic EPS	$0.27	$0.35	$2.96	$1.30
Diluted EPS	$0.27	$0.35	$2.95	$1.30
Basic Adjusted EPS[1]	$0.27	$0.35	$1.51	$1.54
Diluted Adjusted EPS[1]	$0.27	$0.35	$1.51	$1.53

Net cash from operating activities	427	551	2,030	1,614
Capital investments	577	562	1,878	1,667
Assets placed in-service	878	849	1,639	1,703

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,188	19,643	20,091	19,896
Distribution: Electricity distributed to Hydro One customers (GWh)	7,540	7,098	28,379	27,536
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under the United States generally accepted accounting principles (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
2020 Fourth Quarter Highlights
The Company reported net income attributable to common shareholders of $161 million during the quarter, compared to $211 million in the same period of 2019. This resulted in EPS and adjusted EPS of $0.27, compared to EPS and adjusted EPS of $0.35 in the prior year.
Revenues, net of purchased power, for the fourth quarter were $20 million higher than last year, mainly due to higher distribution revenues as a result of OEB-approved rates, and a lower deferred regulatory adjustment related to the Earnings Sharing Mechanism in the year.
Operation, maintenance and administration (OM&A) costs in the fourth quarter of 2020 were higher than last year, primarily due to COVID-19 related expenses incurred in the current year, as further discussed below, as well as lower insurance proceeds received. OM&A expenditures in the fourth quarter of 2020 also included additional other post-employment benefit (OPEB) costs that have been recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral.
Depreciation, amortization and asset removal costs in the fourth quarter of 2020 were higher than last year mainly due to the growth in capital assets and timing of asset removal costs.
Income tax expense for the fourth quarter of 2020 was higher than the prior year primarily due to lower net tax deductions primarily related to tax depreciation in excess of depreciation, partially offset by lower income before taxes.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $577 million during the fourth quarter of 2020, and placed $878 million of new assets in-service.

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2020 Annual Highlights
For the twelve months ended December 31, 2020, the Company reported net income of $1,770 million compared to $778 million in 2019, an increase of $992 million compared to the prior year. EPS for the period was $2.96 compared to $1.30 in 2019, while Adjusted EPS of $1.51 for the year compared to $1.54 in 2019.
In addition to factors noted in the quarterly highlights above, 2020 annual results were positively impacted by the income tax recovery recognized following the July 2020 decision of the Ontario Divisional Court, as well as the prior year recognition of costs related to the terminated acquisition of Avista Corporation and the write-off of the Lake Superior Link project. Results were also positively impacted by higher transmission revenues year over year primarily resulting from OEB-approved transmission rates following the OEB decision on 2020 rates, and lower vegetation management and work program expenditures. The impact of the above was partially offset by the 2018 foregone distribution revenue recognized in March 2019 following the receipt of the OEB decision on rates.
For the full year, the Company placed $1,639 million of assets into service in 2020 compared to $1,703 million in 2019.
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. Since the onset of the COVID-19 pandemic in March 2020, Hydro One employees have worked extremely hard to overcome the challenges that COVID-19 has presented. Over the course of the last eleven months Hydro One has been extremely successful in achieving its priorities as it was able to return to full capacity within its field operations after a short stand-down of its workforce and has also experienced very few suspected cases of workplace transmission of the COVID-19 virus to date.
The Company continues to monitor and adhere to guidance provided by the Province of Ontario (Province) and public health experts in an effort to ensure employee, customer and public safety. After focusing on high priority and essential work at the onset of pandemic, the Company returned substantially all of its field crews to work, where it is safe to do so, in the second quarter. In the third quarter of 2020, the Company implemented enhanced safety procedures within its office locations across the province to reopen its offices to a small portion of its office and administrative staff. However, the Company has since reinstated its business continuity procedures, including work from home protocols for all office staff, in light of the Provincial Stay at Home Order announced in December 2020. The Company’s focus remains on ensuring that its teams are equipped to operate safely as the Company continues to advance work on capital and operating work programs.
Included in the Company's results for the fourth quarter and twelve months ended December 31, 2020 are costs incurred as a result of the COVID-19 pandemic. OM&A costs in the quarter include $18 million of COVID-19 related expenses, which are primarily attributable to the bad debt expense recognized in OM&A following the issuance of the OEB staff proposal in December 2020 as well as additional facility-related expenditures. On a year-to-date basis, COVID-19 related OM&A expenditures of $50 million also include costs associated with the temporary stand-down of the Company’s work-force and other sustainment work performed in prior quarters.
Looking ahead, it is very difficult to determine or estimate the exact impacts of COVID-19 on Hydro One's operations as it will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.

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Selected Operating Highlights
Hydro One launched a new fund to help communities respond to new and urgent challenges presented by COVID-19. Charitable organizations, municipalities and Indigenous communities can now apply for up to $25,000 towards pandemic response efforts and initiatives that improve physical and emotional safety. This is part of Hydro One's commitment to build safe communities across Ontario.
Hydro One extended its partnership with GlobalMedic to provide an additional 3,500 kits of food and safety supplies to First Nations communities. Since the partnership’s launch, GlobalMedic and Hydro One have provided 10,000 critical aid kits to Indigenous communities across the province.
Hydro One’s partnership with ACT Foundation provided 110,000 students across Ontario with lifesaving skills. The ACT Foundation transitioned to provide schools with access to course theory information online, including the warning signs of a heart attack and stroke and importance of calling 911 early. The practical CPR hand-on skills training resumed for students back in school.
Hydro One restored power to customers affected by the wind storm in November. The storm was the most significant since May 2018 with high winds and gusts over 100km/h and damaging approximately 400 poles.
On November 20, 2020, the Company completed the redemption of all of its outstanding Series 1 Preferred Shares.
Common Share Dividends
Following the conclusion of the fourth quarter, on February 23, 2021, the Company declared a quarterly cash dividend to common shareholders of $0.2536 per share to be paid on March 31, 2021 to shareholders of record on March 17, 2021.

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Supplemental Segment Information

	Three months ended December 31,		Year ended December 31,
(millions of dollars)	2020	2019	2020	2019

Revenues
Transmission	398	407	1,740	1,652
Distribution	1,457	1,298	5,507	4,788
Other	12	10	43	40
Total revenues	1,867	1,715	7,290	6,480

Revenues, net of purchased power
Transmission	398	407	1,740	1,652
Distribution	411	384	1,653	1,677
Other	12	10	43	40
Total revenues, net of purchased power	821	801	3,436	3,369

Operation, maintenance and administration costs
Transmission	73	59	391	355
Distribution	185	162	619	610
Other	15	18	60	216
Total operation, maintenance and administration costs	273	239	1,070	1,181

Income (loss) before financing charges and taxes
Transmission	200	228	890	835
Distribution	114	117	617	658
Other	(5)	(9)	(25)	(183)
Total income before financing charges and taxes	309	336	1,482	1,310

Capital investments
Transmission	361	311	1,157	1,035
Distribution	210	249	712	624
Other	6	2	9	8
Total capital investments	577	562	1,878	1,667

Assets placed in-service
Transmission	565	573	948	1,082
Distribution	308	271	684	602
Other	5	5	7	19
Total assets placed in-service	878	849	1,639	1,703

Summary of Fourth Quarter Results of Operations
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2020 of $161 million compared to $211 million in the prior year, is a decrease of $50 million, or 23.7%.
Revenues, Net of Purchased Power
The year-over-year decrease of $9 million or 2.2% in quarterly transmission revenues was primarily due to the following:
•lower peak demand driven by unfavourable weather in the fourth quarter of 2020, partially offset by
•the OEB's decision on 2020 rates, including the recovery of certain OPEB costs through OM&A that were previously capitalized and recovered in rates, therefore net income neutral, and a deferred regulatory adjustment related to asset removal costs in 2020.

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The year-over-year increase of $27 million or 7.0% in quarterly distribution revenues, net of purchased power, was primarily due to the following:
•the OEB's decision on 2020 rates,
•higher revenues related to the Peterborough Distribution and Orillia Power acquisitions which closed during the third quarter of 2020, and
•a lower deferred regulatory adjustment related to the Earnings Sharing Mechanism in 2020.
OM&A Costs
The year-over-year increase of $14 million or 23.7% in quarterly transmission OM&A costs was primarily due to the following:
•lower insurance proceeds received in 2020,
•additional OPEB costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, therefore net income neutral, and
•costs related to COVID-19.
The year-over-year increase of $23 million or 14.2% in quarterly distribution OM&A costs was primarily due to the following:
•costs related to COVID-19, consisting primarily of the recognition of the bad debt provision following the issuance of the OEB staff proposal in December 2020, and direct expenses, as well as
•higher corporate support costs.
Depreciation, Amortization and Asset Removal Costs
The increase of $13 million or 5.8% in depreciation, amortization and asset removal costs in the fourth quarter of 2020 was mainly due to the growth in capital assets and timing of asset removal costs.
Financing Charges
The $3 million or 2.6% year-over-year increase in financing charges for the quarter ended December 31, 2020 was primarily attributable to:
•higher interest expense on long-term debt as a result of increased debt levels largely driven by the debt issuances completed in the last quarter of 2020; partially offset by
•lower interest expense on short-term notes due to lower interest rate in the current year.
Income Taxes
Income tax expense for the fourth quarter of 2020 increased by $25 million compared to the same period in 2019. This resulted in a realized effective tax rate (ETR) of approximately 14.2% in the fourth quarter of 2020, compared to approximately 0.9% in the fourth quarter of the prior year.
The increase in income tax expense for the three months ended December 31, 2020 was primarily attributable to:
•lower net tax deductions primarily related to tax depreciation in excess of depreciation, as well as additional tax on recovery of certain OPEB costs through OM&A that were previously capitalized; and
•lower incremental tax deductions from deferred tax asset sharing mainly due to the 2018 foregone distribution revenue recognized in March 2019 following the receipt of the OEB decision on rates; partially offset by
•lower income before taxes.

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Assets Placed In-Service
The decrease in transmission assets placed in-service during the fourth quarter was primarily due to the following:
•substantial investment placed in-service for the new Leamington transmission station in 2019;
•lower volume of demand work due to equipment failures; and
•lower volume of assets placed in-service for information technology (IT) projects; partially offset by
•timing of assets placed in-service for station sustainment investments; and
•higher volume of overhead lines and component replacements in 2020.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following:
•completion of Customer Contact Centre Technology Modernization project;
•completion of Woodstock Operation Centre; and
•higher volume of storm related asset replacements; partially offset by
•lower volume of distribution station refurbishments and equipment replacements; and
•timing of assets placed in-service for system capability reinforcement projects.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to the following:
•higher investments in multi-year development projects, including investments in the new Lakeshore switching station;
•higher volume of station refurbishments and replacements;
•investment in the new Ontario grid control centre in the City of Orillia; and
•higher volume of work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection standards; partially offset by
•lower volume of transportation and work equipment investments.
The decrease in distribution capital investments during the fourth quarter was primarily due to the following:
•lower investments in system capability reinforcement projects;
•lower spend on work for customer connections;
•lower volume of transportation and work equipment investments; partially offset by
•investment in the new Ontario grid control centre in the City of Orillia; and
•investment in the new Woodstock Operation Center.

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Consolidated Income Statements

Three months ended December 31,			Year ended December 31,
(millions of dollars, except per share amounts)	2020	2019	2020	2019

Revenues
Distribution	1,457	1,298	5,507	4,788
Transmission	398	407	1,740	1,652
Other	12	10	43	40
	1,867	1,715	7,290	6,480

Costs
Purchased power	1,046	914	3,854	3,111
Operation, maintenance and administration	273	239	1,070	1,181
Depreciation, amortization and asset removal costs	239	226	884	878
	1,558	1,379	5,808	5,170

Income before financing charges and taxes	309	336	1,482	1,310
Financing charges	119	116	471	514

Income before taxes	190	220	1,011	796
Income tax expense (recovery)	27	2	(785)	(6)
Net income	163	218	1,796	802

Other comprehensive income (loss)	6	(1)	(24)	(2)
Comprehensive income	169	217	1,772	800

Net income attributable to:
Noncontrolling interest	2	2	8	6
Preferred shareholders	—	5	18	18
Common shareholders	161	211	1,770	778
	163	218	1,796	802

Comprehensive income attributable to:
Noncontrolling interest	2	2	8	6
Preferred shareholders	—	5	18	18
Common shareholders	167	210	1,746	776
	169	217	1,772	800

Basic EPS	$0.27	$0.35	$2.96	$1.30
Diluted EPS	$0.27	$0.35	$2.95	$1.30
Basic Adjusted EPS	$0.27	$0.35	$1.51	$1.54
Diluted Adjusted EPS	$0.27	$0.35	$1.51	$1.53

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Consolidated Balance Sheets

December 31 (millions of dollars)	2020	2019

Assets
Current assets:
Cash and cash equivalents	757	30
Accounts receivable	722	701
Due from related parties	326	415
Other current assets	184	122
	1,989	1,268

Property, plant and equipment	22,631	21,501
Other long-term assets:
Regulatory assets	4,571	2,676
Deferred income tax assets	124	748
Intangible assets	514	456
Goodwill	373	325
Other assets	92	87
	5,674	4,292
Total assets	30,294	27,061

Liabilities
Current liabilities
Short-term notes payable	800	1,143
Long-term debt payable within one year	806	653
Accounts payable and other current liabilities	1,044	989
Due to related parties	329	302
	2,979	3,087

Long-term liabilities
Long-term debt	12,726	10,822
Regulatory liabilities	231	167
Deferred income tax liabilities	56	61
Other long-term liabilities	3,674	3,055
	16,687	14,105
Total liabilities	19,666	17,192

Noncontrolling interest subject to redemption	22	20

Equity
Common shares	5,678	5,661
Preferred shares	—	418
Additional paid-in capital	47	49
Retained earnings	4,838	3,667
Accumulated other comprehensive loss	(29)	(5)
Hydro One shareholders' equity	10,534	9,790

Noncontrolling interest	72	59
Total equity	10,606	9,849
	30,294	27,061

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Consolidated Statements of Cash Flows

Three months ended December 31,			Year ended December 31,
(millions of dollars)	2020	2019	2020	2019

Operating activities
Net income	163	218	1,796	802
Environmental expenditures	(8)	(4)	(23)	(25)
Adjustments for non-cash items:
Depreciation and amortization	210	201	783	777
Regulatory assets and liabilities	33	103	68	(48)
Deferred income taxes (recovery)	19	1	(823)	(30)
Unrealized loss on foreign-exchange contract	—	—	—	22
Derecognition of deferred financing costs	—	—	—	24
Other	9	8	49	37
Changes in non-cash balances related to operations	1	24	180	55
Net cash from operating activities	427	551	2,030	1,614

Financing activities
Long-term debt issued	1,625	—	2,725	1,500
Long-term debt repaid	(1)	(501)	(653)	(730)
Short-term notes issued	940	1,105	4,070	4,217
Short-term notes repaid	(1,125)	(481)	(4,413)	(4,326)
Short-term debt repaid	—	—	(20)	—
Convertible debentures redeemed	—	—	—	(513)
Dividends paid	(157)	(149)	(617)	(588)
Distributions paid to noncontrolling interest	—	(2)	(2)	(9)
Contributions received from sale of noncontrolling interest	—	—	9	12
Common shares issued	2	3	7	6
Costs to obtain financing	(9)	—	(14)	(8)
Preferred shares redeemed	(418)	—	(418)	—
Net cash from (used in) financing activities	857	(25)	674	(439)

Investing activities
Capital expenditures
Property, plant and equipment	(535)	(506)	(1,718)	(1,513)
Intangible assets	(38)	(46)	(126)	(115)
Capital contributions received	—	—	—	3
Acquisitions	—	—	(126)	—
Other	4	(7)	(7)	(3)
Net cash used in investing activities	(569)	(559)	(1,977)	(1,628)

Net change in cash and cash equivalents	715	(33)	727	(453)
Cash and cash equivalents, beginning of period	42	63	30	483
Cash and cash equivalents, end of period	757	30	757	30
This press release should be read in conjunction with the Company’s 2020 Consolidated Financial Statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, can be accessed at www.HydroOne.com/Investors and www.sedar.com.

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Quarterly Investment Community Teleconference
The Company’s fourth quarter 2020 results teleconference with the investment community will be held on February 24, 2021 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s fourth quarter 2020 results call, conference ID 2928829 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.
Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks and supported the economy through buying approximately $1.7 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company’s continued service and support to customers; investments in reliability and performance of the electricity systems; the impact of COVID-19 on the Company’s business, operations and service; the Company’s priorities in its response to COVID-19 and the mitigation measures taken; the Company’s commitment to build safe communities across Ontario; and statements regarding the payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the

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assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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